Filed Pursuant to Rule 433
Registration No. 333-205558
and 333-205558-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

May 31, 2016

Issuer:	NextEra Energy Capital Holdings, Inc.
Designation:	Series K Junior Subordinated Debentures due June 1, 2076
Registration Format:	SEC Registered
Principal Amount:	$500,000,000
Over-allotment Option:	Underwriters’ option to purchase, and settle concurrently on the Settlement Date set forth below, up to an additional $75,000,000 principal amount of the Series K Junior Subordinated Debentures due June 1, 2076 from the Issuer, at the Purchase Prices set forth below.
Date of Maturity:	June 1, 2076
Interest Payment Dates:	Quarterly in arrears on March 1, June 1, September 1 and December 1 beginning September 1, 2016
Coupon Rate:	5.25%
Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	$25.00 per security
Purchase Price:	$24.2125 per security
$24.50 per security (for sales to institutions)
Trade Date:	May 31, 2016
Settlement Date:*	June 7, 2016
Listing:	Intend to apply to list on NYSE; if approved for listing, trading expected to begin within 30 days of issuance.
Optional Redemption:	Redeemable at any time prior to June 1, 2021, at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 40 basis points; and redeemable at any time on or after June 1, 2021 at 100% of the principal amount plus accrued and unpaid interest.
Call for Tax Event:	Prior to June 1, 2021, at any time at 100% of the principal amount plus accrued and unpaid interest.
Call for Rating Agency Event:	Prior to June 1, 2021, at any time at 102% of the principal amount plus accrued and unpaid interest.
CUSIP / ISIN Number:	65339K 100 / US65339K1007

Expected Credit Ratings:**
Moody’s Investors Service Inc.	“Baa2” (stable)
Standard & Poor’s Ratings Services	“BBB” (stable)
Fitch Ratings	“BBB” (stable)

Joint Book-Running Managers:
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:
Raymond James & Associates, Inc.
RBC Dain Rauscher Inc.

*	It is expected that delivery of the Junior Subordinated Debentures will be made against payment therefor on or about June 7, 2016, which will be the fifth business day following the date of pricing of the Junior Subordinated Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Junior Subordinated Debentures initially will settle in T+5, purchasers who wish to trade the Junior Subordinated Debentures on the date of pricing of the Junior Subordinated Debentures or on the next succeeding business day should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium,” “Rating Agency Event,” “Tax Event” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated May 31, 2016.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-800-584-6837; UBS Securities LLC toll-free at 1-888-827-7275; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.